FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

July 28, 2023

For

EvolveX Equity Fund, LLC

A Colorado Limited Liability Company - I.R.S EIN: 87-1153667

EvolveX Equity Fund, LLC

7491 Kline Drive
Arvada, CO 80005

Phone: 720-739-3009

Item 9. Other Events

On July 20, 2023, EvolveX Equity Fund, LLC (the “Company”) filed a Statement of Trade Name of a Reporting Entity (the “Statement of Trade Name”) with the Secretary of State of the State of Colorado pursuant to which the Company adopted the trade name Blue Fusion Equity Fund.

The Statement of Trade Name was approved by the Company’s Manager and was filed with the State of Colorado on July 20, 2023.

The Statement of Trade Name is attached hereto as Exhibit 2 and is incorporated herein by reference.

The foregoing description is only a summary of the Statement of Trade Name and is qualified in its entirety by reference to the full text of the Statement of Trade Name.

EXHBITS

Exhibit Index

Exhibit 2: Statement of Trade Name

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EvolveX Equity Fund LLC

7491 Kline Drive

Arvada, CO 80005

This report has been signed by the following persons in the capacities and on the dates indicated:

 s/Rodman Schley

Rodman Schley, Chief Executive Officer and Chief Financial Officer of the Company

(Date): July 28, 2023

Location Signed: Arvada, Colorado

This report has been signed by the following principal of the Company in the capacity and on the date indicated.

 s/Rodman Schley

Rodman Schley, Managing Member of the Manager, EvolveX Capital LLC

(Date): July 28, 2023

Location Signed: Arvada, Colorado